Exhibit 21.1

List of Subsidiaries

Optio Software Europe, S.A., incorporated in France

Optio Software UK, Pvt. Limited, incorporated in the United Kingdom

Optio Software Deutschland GmbH, incorporated in Germany

VertiSoft Limited, incorporated in the United Kingdom